Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:

    CHC to provide eight new aircraft in support of Brazilian offshore operations

    VANCOUVER, June 14 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX: FLY.A
and FLY.B; NYSE: FLI) announced today that it has been awarded, through BHS-
Brazilian Helicopter Services Taxi Aereo ("BHS"), a new five-year contract for the provision of eight Sikorsky S-76C+ helicopters in support of Petrobras'
operations in the Brazilian offshore sector. The addition of these new aircraft doubles the size of the CHC fleet in Brazil to 16 aircraft on contract.
    The Petrobras contract is expected to commence in January, 2007, with the aircraft phased in over an eight month period. Total revenue anticipated from this contract is estimated at approximately CDN$170 million over five years.
    CHC has exercised its option to acquire a significant equity position in
BHS. The acquisition is expected to close in the second quarter.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.

    Forward Looking Statements
    Statements in this press release contain projections and other forward-looking statements involving known and unknown risks and uncertainties which may cause our performance to be materially different from that implied.
Actual revenue generated over the term of the contract will depend upon hours flown, which may vary at Petrobras' discretion; the actual term of the contract, which is subject to early termination by the customer; and to contract obligations which are subject to certain penalties in the event they are not fulfilled. While these projections and other statements represent our best current judgement, they may involve additional risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form
20-F and in other filings with the United States SEC and the Canadian securities regulatory authorities. Unless otherwise required by applicable securities laws, CHC disclaims any intention or obligation to update or revise any forward looking information, whether as a result of new information, future events or otherwise.
    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Rick Davis, CA, Acting Chief Financial Officer,
(604) 279-2471; Chris Flanagan, Director of Communications, (604) 279-2493;
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    (FLY.A. FLY.B. FLI)

CO:  CHC Helicopter Corporation

CNW 08:30e 14-JUN-06